Earning Release

ELBIT SYSTEMS REPORTS
SECOND QUARTER 2020 RESULTS

Backlog of orders at $10.8 billion; Revenues at $1,079 million;
Non-GAAP net income of $69 million; GAAP net income of $89 million; Non-GAAP net EPS of $1.56; GAAP net EPS of $2.02

Haifa, Israel, August 13, 2020 – Elbit Systems Ltd. (NASDAQ: ESLT and TASE: ESLT) (the "Company" or "Elbit Systems"), the international high technology company, reported today its consolidated results for the quarter ended June 30, 2020.

In this release, the Company is providing US-GAAP results as well as additional non-GAAP financial data, which are intended to provide investors a more comprehensive understanding of the Company's business results and trends. Unless otherwise stated, all financial data presented is GAAP financial data.

Management Comment:

Bezhalel (Butzi) Machlis, President and CEO of Elbit Systems, commented: “Our second quarter results demonstrate the resilience of our business during a period in which we continued to face the operational and logistical challenges posed by the COVID-19 pandemic. We are particularly pleased by the improved operating profit margin and cash flow in the quarter.

Our ability to win new business and grow our backlog during the quarter is a testimony to the continued interest in our products and solutions around the world, even during the pandemic. As we look towards a post-pandemic world, our $10.8 billion backlog provides us with good revenue visibility.”

Second Quarter 2020 Results:

Revenues in the second quarter of 2020 were $1,079.4 million, as compared to $1,064.0 million in the second quarter of 2019.

Non-GAAP (*) gross profit amounted to $286.4 million (26.5% of revenues) in the second quarter of 2020, as compared to $294.3 million (27.7% of revenues) in the second quarter of 2019. GAAP gross profit in the second quarter of 2020 was $280.5 million (26.0% of revenues), as compared to $288.4 million (27.1% of revenues) in the second quarter of 2019.

Research and development expenses, net were $79.0 million (7.3% of revenues) in the second quarter of 2020, as compared to $77.3 million (7.3% of revenues) in the second quarter of 2019.

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* see page 4

Earning Release

Marketing and selling expenses, net were $67.4 million (6.2% of revenues) in the second quarter of 2020, as compared to $73.6 million (6.9% of revenues) in the second quarter of 2019.

General and administrative expenses, net were $52.0 million (4.8% of revenues) in the second quarter of 2020, as compared to $57.2 million (5.4% of revenues) in the second quarter of 2019.

Other operating income, net in the second quarter of 2020 was $35.0 million, resulting mainly from capital gains related to sale and lease back of buildings by a subsidiary in the U.S.

Non-GAAP(*) operating income was $92.7 million (8.6% of revenues) in the second quarter of 2020, as compared to $89.6 million (8.4% of revenues) in the second quarter of 2019. GAAP operating income in the second quarter of 2020 was $117.1 million (10.9% of revenues), as compared to $80.3 million (7.5% of revenues) in the second quarter of 2019.

Financial expenses, net were $16.6 million in the second quarter of 2020, as compared to $20.3 million in the second quarter of 2019.

Other income, net in the second quarter of 2020 was $13.0 million , as compared to other income of $1.6 million in the second quarter of 2019. Other income in the second quarter of 2020 includes income of approximately $15.4 million as a result of revaluation and capital gain related to the sale of shares in a subsidiary in Israel.

Taxes on income were $23.6 million (effective tax rate of 20.8%) in the second quarter of 2020, as compared to $10.8 million (effective tax rate of 17.6%) in the second quarter of 2019. The tax rate in the second quarter of 2020 was affected by the higher tax rate of the capital gains.

Equity in net earnings (losses) of affiliated companies and partnerships was a loss of $0.4 million in the second quarter of 2020, as compared to earnings of $3.5 million in the second quarter of 2019. The loss in the second quarter of 2020 was a result of the write-off of a $4.4 million investment in an affiliated company in Israel.

Net income attributable to non-controlling interests in the second quarter of 2020 was $0.2 million, as compared to $0.4 million in the second quarter of 2019.

Non-GAAP(*) net income attributable to the Company's shareholders in the second quarter of 2020 was $68.9 million (6.4% of revenues), as compared to $64.3 million (6.0% of revenues) in the second quarter of 2019. GAAP net income attributable to the Company's shareholders in the second quarter of 2020 was $89.3 million (8.3% of revenues), as compared to $53.8 million (5.1% of revenues) in the second quarter of 2019.

Non-GAAP(*) diluted net earnings per share attributable to the Company's shareholders were $1.56 for the second quarter of 2020, as compared to $1.46 for the second quarter of 2019. GAAP diluted earnings per share in the second quarter of 2020 were $2.02, as compared to $1.22 for the second quarter of 2019.

The Company’s backlog of orders as of June 30, 2020 totaled $10,804 million, as compared to $9,796 million as of June 30, 2019. Approximately 63% of the current backlog is attributable to orders from outside Israel. Approximately 55% of the current backlog is scheduled to be performed during the second half of 2020 and during 2021.

Operating cash flow in the six months ended June 30, 2020 was a positive $169.3 million, as compared to a negative operating cash flow in the six months ended June 30, 2019 in the amount of $91.5 million.

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* see page 4

Earning Release

Impact of the COVID-19 Pandemic on the Company:

The Coronavirus disease 2019 (COVID-19) was declared a pandemic by the World Health Organization in March 2020. COVID-19 has had significant negative impacts on the worldwide economy, resulting in disruptions to supply chains and financial markets, significant travel restrictions, facility closures and shelter-in-place orders in various locations. Elbit Systems is closely monitoring the evolution of the COVID-19 pandemic and its impacts on the Company’s employees, customers and suppliers, as well as on the global economy.
As we last reported on May 26, 2020, we have been taking a number of actions to protect the safety of our employees as well as maintain business continuity and secure our supply chain. We also reported on a number of activities where we are leveraging our technological capabilities to assist hospital staffs and other first responders protecting our communities from the impact of the pandemic. All of these actions remain ongoing.
During the first and second quarters of 2020 our business was not materially impacted by the pandemic, although some of our businesses are experiencing certain disruptions due to government directed safety measures, travel restrictions and supply chain delays.
We have implemented a series of cost control measures to help limit the financial impact of the pandemic on the Company, in parallel to the measures we are taking to maintain business continuity and deliveries to our customers. We also are working on efficiency initiatives with a number of our suppliers. We continue to evaluate our operations on an ongoing basis in order to adapt to the evolving business environment.
While our commercial avionics business line has been negatively affected by the pandemic’s impact on the commercial aviation market, most of our defense markets have continued to show relative stability. We are continuously analyzing our business and its vulnerability to the possible future impact of the pandemic.
We believe that as of June 30, 2020, Elbit Systems had a healthy balance sheet, adequate levels of cash and access to credit facilities that provide liquidity when necessary. We have given high priority to cash management and adequate cash reserves to run the business.
The extent of the impact of COVID-19 on the Company's performance will depend on future developments including the duration and spread of the pandemic, the measures adopted by governments to limit the spread of the pandemic and resulting actions that may be taken by our customers and our supply chain, all of which are uncertain. As noted in our annual report on Form 20-F, the preparation of financial reports such as our quarterly financial results requires us to make judgments, assumptions and estimates that affect the amounts reported. For our quarterly financial results for the quarter ended June 30, 2020, we considered the economic impact of the COVID-19 pandemic on our critical and significant accounting estimates. The expected impact of the COVID-19 pandemic did not have a material effect on our significant judgments, assumptions and estimates reflected in the results. However, our future results may differ materially from our estimates. As events continue to evolve in connection with the COVID-19 pandemic, the estimates we use in future periods may change materially.

Earning Release

* Non-GAAP financial data:

The following non-GAAP financial data is presented to enable investors to have additional information on the Company's business performance as well as a further basis for periodical comparisons and trends relating to the Company's financial results. The Company believes such data provides useful information to investors by facilitating more meaningful comparisons of the Company's financial results over time. Such non-GAAP information is used by the Company's management to make strategic decisions, forecast future results and evaluate the Company's current performance. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies.
The non-GAAP financial data includes reconciliation adjustments regarding non-GAAP gross profit, operating income, net income and diluted EPS. In arriving at non-GAAP presentations, companies generally factor out items such as those that have a non-recurring impact on the income statements, various non-cash items including significant exchange rate differences, significant effects of retroactive tax legislation, changes in accounting guidance, financial transactions and other items not considered to be part of regular ongoing business, which, in management's judgment, are items that are considered to be outside of the review of core operating results.
In the Company's non-GAAP presentation, the Company made certain adjustments, as indicated in the table below.
These non-GAAP measures are not based on any comprehensive set of accounting rules or principles. The Company believes that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company's results of operations, as determined in accordance with GAAP, and that these measures should only be used to evaluate the Company's results of operations in conjunction with the corresponding GAAP measures. Investors should consider non-GAAP financial measures in addition to, and not as replacements for or superior to, measures of financial performance prepared in accordance with GAAP.

Earning Release

Reconciliation of GAAP to Non-GAAP (Unaudited) Supplemental Financial Data:
(US Dollars in millions, except for share and per share amount)

	Six Months Ended June 30,		Three Months Ended June 30,		Year Ended December 31,
	2020	2019	2020	2019	2019

GAAP gross profit	$569.9	$566.0	$280.5	$288.4	$1,136.5
Adjustments:
Amortization of purchased intangible assets	11.9	11.7	5.9	5.9	22.0
Expenses related to acquisition	—	—	—	—	55.0
Non-GAAP gross profit	$581.8	$577.7	$286.4	$294.3	$1,213.5
Percent of revenues	27.1%	27.7%	26.5%	27.7%	26.9%

GAAP operating income	$197.5	$156.3	$117.1	$80.3	$321.6
Adjustments:
Amortization of purchased intangible assets	20.6	18.5	10.6	9.3	36.1
Expenses related to acquisition	—	—	—	—	55.0
Capital gain	(35.0)	—	(35.0)	—	(31.8)
Gain from changes in holdings	—	(1.2)	—	—	(1.2)
Non-GAAP operating income	$183.1	$173.6	$92.7	$89.6	$379.7
Percent of revenues	8.5%	8.3%	8.6%	8.4%	8.4%

GAAP net income attributable to Elbit Systems’ shareholders	$152.9	$104.3	$89.3	$53.8	$227.9
Adjustments:
Amortization of purchased intangible assets	20.6	18.5	10.6	9.3	36.1
Expenses related to acquisition	—	—	—	—	55.0
Capital gain	(35.0)	—	(35.0)	—	(31.8)
Gain from changes in holdings	—	(1.2)	—	—	(1.2)
Impairment of investment	4.4	—	4.4	—	3.7
Exchange rate differences	6.8	15.5	4.0	7.0	24.6
Capital gain and revaluation of investment	(18.6)	(4.6)	(15.4)	(4.6)	(8.3)
Related tax benefits	9.7	(2.4)	11.0	(1.2)	(8.2)
Non-GAAP net income attributable to Elbit Systems' shareholders	$140.8	$130.1	$68.9	$64.3	$297.8
Percent of revenues	6.5%	6.2%	6.4%	6.0%	6.6%

GAAP diluted net EPS	$3.46	$2.40	$2.02	$1.22	$5.20
Adjustments, net	(0.28)	0.60	(0.46)	0.24	1.59
Non-GAAP diluted net EPS	$3.18	$3.00	$1.56	$1.46	$6.79

Earning Release

Recent Events:

On June 17, 2020, the Company announced that Mr. Moshe Kaplinsky, who was elected as an External Director of the Company’s Board of Directors in March 2020, tendered his resignation to the Company. Mr. Kaplinsky indicated that the reason for his resignation was as a matter of caution to avoid any potential conflict of interests due to his recent nomination as the CEO of Oil Refineries Ltd. (Bazan). The Company accepted Mr. Kaplinsky’s resignation and thanked him for his contribution during his tenure. The Company provided Nasdaq with a notice that it would be temporarily out of compliance with Nasdaq Listing Rule 5605(b)(1) requiring that Independent Directors constitute a majority of the Company’s Board. The Company announced that it will promptly proceed with the process of identifying a suitable candidate for election as an External Director and convening a shareholders meeting for his or her election, within the periods set forth in the Companies Law and Nasdaq Listing Rules.

On June 22, 2020, the Company announced that it was awarded a contract valued at approximately $38 million from the Israeli Ministry of Defense to provide operation, maintenance and logistic services for the Textron T-6 trainer aircraft (“T-6”) fleet of the Israeli Air Force (“IAF”). This contract award follows a decade during which Elbit Systems has provided the IAF with operation and maintenance services for the T-6 fleet, meeting the IAF’s standards of service, availability and flight safety. The contract will be executed over a five-year period, with an option for an additional five-year period.

On July 1, 2020, the Company announced that it was awarded a contract valued at approximately $53 million to provide and integrate intelligence suites onboard vessels of the Navy of a country in Southeast Asia. The contract will be performed over a two-year period.

On July 7, 2020, the Company announced that it will be holding an Extraordinary General Meeting of Shareholders (the "Meeting") to adopt a resolution to elect Mr. Noaz Bar Nir as an External Director of the Company for a first three-year term commencing on the close of the Meeting.

On August 11, 2020, the Company announced that at the Extraordinary General Meeting of Shareholders held on August 10, 2020, the proposed resolution to elect Noaz Bar Nir as an External Director of the Company was approved. Mr. Bar Nir’s election as an External Director of the Company enables the Company to return to being in full compliance with the applicable board of director independence requirements under Nasdaq Listing Rules and the Israeli Companies Law.

Dividend:

The Board of Directors declared a dividend of $0.44 per share for the second quarter of 2020. The dividend’s record date is September 1, 2020. The dividend will be paid from income generated as Preferred Income (as defined under Israel tax laws), on September 14, 2020, net of taxes and levies, at the rate of 20%.

Earning Release

Conference Call:

The Company will be hosting a conference call on Thursday, August 13, 2020 at 9:00 a.m. Eastern Time. On the call, the Company’s management will review and discuss the results and will be available to answer questions.

To participate, please call any of the teleconferencing numbers that follow. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1-888-668-9141
Canada Dial-in Number: 1-866-485-2399
Israel Dial-in Number: 03-918-0609
International Dial-in Number: +972-3-918-0609

at 9:00am Eastern Time; 6:00am Pacific Time; 4:00pm Israel Time

The conference call will also be broadcast live on Elbit Systems’ web-site at http://www.elbitsystems.com. An online replay will be available from 24 hours after the call ends.

Alternatively, for two days following the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers are:

1-888-782-4291 (US and Canada) or +972-3-925-5900 (Israel and International).

Earning Release

About Elbit Systems
Elbit Systems Ltd. is an international high technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, EW suites, signal intelligence systems, data links and communications systems, radios, cyber-based systems and munitions. The Company also focuses on the upgrading of existing platforms, developing new technologies for defense, homeland security and commercial applications and providing a range of support services, including training and simulation systems.
For additional information, visit: https://elbitsystems.com/, follow us on Twitter or visit our official Facebook, Youtube and LinkedIn Channels.

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel: +972-77-2946663
j.gaspar@elbitsystems.com

Rami Myerson, Director, Investor Relations
Tel: +972-77-2948984
rami.myerson@elbitsystems.com

David Vaaknin, VP, Brand & Corporate Communications
Tel: +972-77-2946691
david.vaaknin@elbitsystems.com
IR Contact: Ehud Helft Kenny Green GK Investor Relations Tel: 1-646-201-9246 elbitsystems@gkir.com

This press release may contain forward‑looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Israeli Securities Law, 1968) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current facts. Forward-looking statements are based on management’s current expectations, estimates, projections and assumptions about future events. Forward‑looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions about the Company, which are difficult to predict, including projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business. Therefore, actual future results, performance and trends may differ materially from these forward‑looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; changes in global health and macro-economic conditions; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; changes in the competitive environment; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward‑looking statements speak only as of the date of this release. Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company does not undertake to update its forward-looking statements.

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies. All other brand, product, service and process names appearing are the trademarks of their respective holders. Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.

(FINANCIAL TABLES TO FOLLOW)

Earning Release

ELBIT SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. Dollars)

	June 30, 2020	December 31, 2019
	Unaudited	Audited
Assets
Current assets:
Cash and cash equivalents	$339,103	$221,060
Short-term bank deposits	1,707	2,213
Trade and unbilled receivables and contract assets, net	2,124,899	2,067,846
Other receivables and prepaid expenses	175,646	160,728
Inventories, net	1,337,072	1,219,920
Total current assets	3,978,427	3,671,767

Investments in affiliated companies and partnerships and other companies	171,534	201,574
Long-term trade and unbilled receivables and contract assets	255,832	259,150
Long-term bank deposits and other receivables	55,296	58,076
Deferred income taxes, net	107,305	89,452
Severance pay fund	272,539	287,104
	862,506	895,356

Operating lease right of use assets	414,794	365,763
Property, plant and equipment, net	750,433	766,532
Goodwill and other intangible assets, net	1,573,337	1,635,940
Total assets	$7,579,497	$7,335,358

Liabilities and equity
Short-term bank credit and loans	$166,061	$208,399
Current maturities of long-term loans and Series A Notes	37,884	199,882
Operating lease liabilities	57,504	62,565
Trade payables	816,245	926,338
Other payables and accrued expenses	1,043,245	1,052,080
Contract liabilities	980,483	723,581
	3,101,422	3,172,845

Long-term loans, net of current maturities	587,538	440,124
Employee benefit liabilities	807,946	836,535
Deferred income taxes and tax liabilities, net	120,581	114,419
Operating lease liabilities	375,214	323,287
Contract liabilities	85,015	62,830
Other long-term liabilities	243,590	225,478
	2,219,884	2,002,673

Elbit Systems Ltd.'s equity	2,240,440	2,141,406
Non-controlling interests	17,751	18,434
Total equity	2,258,191	2,159,840
Total liabilities and equity	$7,579,497	$7,335,358

Earning Release

ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of U.S. Dollars, except for share and per share amount)

	Six Months Ended June 30,		Three Months Ended June 30,		Year Ended December 31,
	2020	2019	2020	2019	2019
	Unaudited		Unaudited		Audited
Revenues	$2,150,671	$2,085,704	$1,079,448	$1,063,981	$4,508,400
Cost of revenues	1,580,787	1,519,689	798,940	775,588	3,371,933
Gross profit	569,884	566,015	280,508	288,393	1,136,467

Operating expenses:
Research and development, net	159,401	154,658	78,965	77,303	331,757
Marketing and selling, net	137,920	145,405	67,377	73,573	301,400
General and administrative, net	109,995	110,866	52,000	57,226	214,749
Other operating income, net	(34,963)	(1,234)	(34,963)	—	(33,049)
Total operating expenses	372,353	409,695	163,379	208,102	814,857
Operating income	197,531	156,320	117,129	80,291	321,610

Financial expenses, net	(29,072)	(34,254)	(16,552)	(20,329)	(69,072)
Other income (expenses), net	14,215	(1,807)	12,985	1,623	(6,243)
Income before income taxes	182,674	120,259	113,562	61,585	246,295

Taxes on income	(32,350)	(20,924)	(23,637)	(10,825)	(19,414)
	150,324	99,335	89,925	50,760	226,881

Equity in net earnings (losses) of affiliated companies and partnerships	2,699	5,741	(447)	3,494	1,774
Net income	$153,023	$105,076	$89,478	$54,254	$228,655
Less: net income attributable to non-controlling interests	(162)	(800)	(181)	(434)	(798)
Net income attributable to Elbit Systems Ltd.'s shareholders	$152,861	$104,276	$89,297	$53,820	$227,857

Earnings per share attributable to Elbit Systems Ltd.'s shareholders:
Basic net earnings per share	$3.46	$2.40	$2.02	$1.22	$5.20
Diluted net earnings per share	$3.46	$2.40	$2.02	$1.22	$5.20

Weighted average number of shares (in thousands)
Shares used in computation of basic earnings per share	44,198	43,376	44,198	43,963	43,787
Shares used in computation of diluted earnings per share	44,220	43,427	44,236	44,062	43,848

Earning Release

ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
(In thousands of U.S. dollars)

	Six Months Ended June 30,		Year Ended December 31,
	2020	2019	2019
	Unaudited		Audited
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$153,023	$105,076	$228,655
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	73,971	66,854	137,146
Write-off impairment	4,400	—	3,692
Stock-based compensation	2,042	1,951	3,994
Amortization of Series A Notes premium and related issuance costs, net	(46)	(46)	(93)
Deferred income taxes and reserve, net	(13,953)	9,267	(15,059)
Gain on sale of property, plant and equipment	(32,236)	(432)	(34,154)
Gain on sale of investments and remeasurement of investment held under fair value method	(21,358)	(4,479)	(7,928)
Equity in net earnings of affiliated companies and partnerships, net of dividend received (*)	(2,086)	411	8,526
Changes in operating assets and liabilities, net of amounts acquired:
Increase in short and long-term trade and unbilled receivables and contract assets and prepaid expenses	(67,732)	(78,562)	(267,924)
Increase in inventories, net	(90,146)	(134,370)	(55,841)
Increase (decrease) in trade payables, other payables and accrued expenses	(69,093)	(5,638)	115,621
Severance, pension and termination indemnities, net	(8,079)	3,012	4,629
Increase (decrease) in contract liabilities	240,569	(54,515)	(174,582)
Net cash provided by (used in) operating activities	169,276	(91,471)	(53,318)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other assets	(58,548)	(64,904)	(137,604)
Acquisition of subsidiaries and business operations	—	(5,634)	(357,144)
Proceeds from premises evacuation grants receivables	—	344,913	344,913
Investments in affiliated companies and other companies	(1,220)	(1,350)	(8,567)
Proceeds from sale of property, plant and equipment	70,720	1,039	36,671
Proceeds from sale of investments	44,200	—	—
Investment in long-term deposits, net	(161)	61	(38)
Investment in short-term deposits	(600)	(15,649)	(2,314)
Proceeds from sale of short-term deposits	1,066	21,856	17,294
Net cash provided by (used in) investing activities	55,457	280,332	(106,789)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of treasury shares, net	—	184,840	184,840
Repayment of long-term loans	(155,224)	(241,984)	(243,324)
Proceeds from long-term loans	201,550	—	350,000
Repayment of Series A Notes	(55,532)	(55,532)	(55,532)
Dividends paid	(54,861)	(38,273)	(62,578)
Change in short-term bank credit and loans, net	(42,623)	(54,581)	(718)
Net cash provided by (used in) financing activities	(106,690)	(205,530)	172,688

Net increase (decrease) in cash and cash equivalents	118,043	(16,669)	12,581
Cash and cash equivalents at the beginning of the year	221,060	208,479	208,479
Cash and cash equivalents at the end of the period	$339,103	$191,810	$221,060

* Dividend received from affiliated companies and partnerships	$5,013	$6,152	$10,300

Earning Release

ELBIT SYSTEMS LTD.
DISTRIBUTION OF REVENUES

Consolidated Revenues by Areas of Operation:

	Six Months Ended June 30,				Three Months Ended June 30,
	2020		2019		2020		2019
	$ millions	%	$ millions	%	$ millions	%	$ millions	%
Airborne systems	777.0	36.1	781.3	37.5	389.5	36.1	412.9	38.8
C4ISR systems	479.4	22.3	505.4	24.2	238.4	22.1	261.9	24.6
Land systems	592.9	27.6	565.5	27.1	294.8	27.3	262.0	24.6
Electro-optic systems	251.3	11.7	171.3	8.2	131.8	12.2	93.4	8.8
Other (mainly non-defense engineering and production services)	50.1	2.3	62.2	3.0	25.0	2.3	33.8	3.2
Total	2,150.7	100.0	2,085.7	100.0	1,079.5	100.0	1,064.0	100.0

Consolidated Revenues by Geographical Regions:

	Six Months Ended June 30,				Three Months Ended June 30,
	2020		2019		2020		2019
	$ millions	%	$ millions	%	$ millions	%	$ millions	%
Israel	511.9	23.8	494.3	23.7	265.9	24.6	232.4	21.8
North America	733.3	34.1	575.3	27.6	366.5	34.0	299.6	28.2
Europe	347.6	16.2	388.0	18.6	162.8	15.1	191.5	18.0
Asia-Pacific	431.2	20.0	483.9	23.2	221.2	20.5	267.3	25.1
Latin America	74.0	3.4	72.6	3.5	41.4	3.8	40.8	3.8
Other countries	52.7	2.5	71.6	3.4	21.7	2.0	32.4	3.1
Total	2,150.7	100.0	2,085.7	100.0	1,079.5	100.0	1,064.0	100.0